UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of November 2014
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated November 7, 2014.

Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant’s press release, dated November 10, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  November 11, 2014

Exhibit No.	Description

1.	Press Release dated November 7, 2014
2.	Press Release dated November 10, 2014

Exhibit 1

Jinpan International Elects Jing Zhang to Its Board of Directors

CARLSTADT, N.J., November 7, 2014 /PRNewswire/ -- Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, announced today that Jing Zhang has been elected to the Company's Board of Directors and as a member of the Audit Committee of the Board of Directors, effective November 5, 2014.  Ms. Zhang brings to the Board more than 14 years of experience in the tax and accounting industry.

Ms. Zhang currently works as a life coach for Pathfinder Coach Jing LLC.  From December 2010 to September 2012, Ms. Zhang served as Tax Manager at Jackson National Life Insurance Company and from June 1998 to November 2010, Ms. Zhang served in various capacities at Deliotte Tax, LLC, most recently as Senior Manager.  Ms. Zhang holds a Master degree in Taxation from DePaul University and a B.A. degree in Accounting from University of Illinois – Urbana Champaign and she is a Certified Public Accountant.

Zhiyuan Li, Chairman of the Board, Chief Executive Officer and President of the Company stated “I am very pleased to welcome Jing Zhang to our Board of Directors.  Jing brings a wealth of experience in accounting and tax matters and will be invaluable to the Board and management.”

As previously reported by the Company, on June 23, 2014, the Company received a written notification from the staff of The Nasdaq OMX Group (“NASDAQ”) indicating that as a result of the death of Steven Clark, the Company no longer complied with NASDAQ's audit committee requirement of maintaining committee membership by at least three independent directors, as set forth in Listing Rule 5605(c)(4).  As a result of Ms. Zhang’s appointment to the Board and the Audit Committee, the Company believes that it has regained compliance with Listing Rule 5605(c)(4).

About Jinpan International Limited

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects. Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan is one of the largest manufacturers of cast resin transformers in China by production capacity. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company was founded in 1993. Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey. For more information, visit www.jinpaninternational.com.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2013 and our subsequent reports on Form 6-K. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information: At Jinpan International Limited: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

Exhibit 2

Jinpan International Limited Special Committee Engages Financial Advisor

Carlstadt, N.J., November 10, 2014 - Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that its special committee of the Company’s Board of Directors (the “Special Committee”) has retained Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor.

As previously announced, the Company’s Board of Directors formed the Special Committee to review and evaluate the preliminary, non-binding proposal letter dated September 21, 2014 from Zhiyuan Li, the Company’s Chairman of the Board of Directors, President, and Chief Executive Officer and FNOF E&M Investment Limited (collectively, with Mr. Li, the “Buyer Parties”), to acquire all of the outstanding common shares of the Company not currently owned by the Buyer Parties in a going private transaction (the “Proposal”).

The Board of Directors cautions the Company’s shareholders and others considering trading in its securities that no decisions have been made by the Special Committee with respect to the Company’s response to the proposal. No assurance can be given that the Proposal, or any other transaction, will be consummated.  The Company does not intend to disclose developments regarding these matters unless and until its Board of Directors determines there is a need to update the market.

About Jinpan International Limited

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects. Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan is one of the largest manufacturers of cast resin transformers in China by production capacity. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company was founded in 1993. Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey. For more information, visit www.jinpaninternational.com.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2013 and our subsequent reports on Form 6-K. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information: At Jinpan International Limited: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com